UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

ev3 Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

26928A 20 0

(CUSIP Number)

Scott A. Arenare, Esq.

Managing Director and General Counsel

Warburg Pincus LLC

466 Lexington Avenue

New York, New York  10017

(212) 878-0600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 19, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26928A 20 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Warburg, Pincus Equity Partners, L.P. ID Number 13-3536060

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware limited partnership

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 31,401,560 (see Item 5(b) of this Schedule 13D)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 31,401,560 (see Item 5(b) of this Schedule 13D)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 31,401,560 (see Item 5(b) of this Schedule 13D)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 51.8% (see Item 5(a) of this Schedule 13D)

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 26928A 20 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Warburg Pincus Partners LLC ID Number 13-4069737

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization New York limited liability company

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 31,401,560 (see Item 5(b) of this Schedule 13D)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 31,401,560 (see Item 5(b) of this Schedule 13D)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 31,401,560 (see Item 5(a) of this Schedule 13D)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 51.8% (see Item 5(a) of this Schedule 13D)

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 26928A 20 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Warburg Pincus & Co. ID Number 13-6358475

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization New York general partnership

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 31,401,560 (see Item 5(b) of this Schedule 13D)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 31,401,560 (see Item 5(b) of this Schedule 13D)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 31,401,560 (see Item 5(a) of this Schedule 13D)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 51.8% (see Item 5(a) of this Schedule 13D)

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 26928A 20 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Warburg Pincus LLC ID Number 13-3536050

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization New York limited liability company

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 31,401,560 (see Item 5(b) of this Schedule 13D)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 31,401,560 (see Item 5(b) of this Schedule 13D)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 31,401,560 (see Item 5(a) of this Schedule 13D)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 51.8% (see Item 5(a) of this Schedule 13D)

14.	Type of Reporting Person (See Instructions) OO

Introduction.

This Amendment No. 1 to Schedule 13D (this “Amendment”) amends the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on June 21, 2005, (the “Original Schedule 13D”), on behalf of Warburg, Pincus Equity Partners, L.P., a Delaware limited partnership (“WPEP”), Warburg Pincus Partners, LLC, a New York limited liability company (“WP Partners”), Warburg Pincus & Co., a New York general partnership (“WP”), and Warburg Pincus LLC, a New York limited liability company (“WP LLC” and, together with WPEP, WP Partners and WP, the “Warburg Pincus Reporting Entities”).  Charles R. Kaye and Joseph P. Landy are Managing General Partners of WP and Managing Members and Co-Presidents of WP LLC and may be deemed to control the Warburg Pincus Reporting Entities.  Messrs. Kaye and Landy disclaim beneficial ownership of all shares held by the Warburg Pincus Reporting Entities.  This Amendment No. 1 relates to the common stock, $0.01 par value per share (the “Common Stock”), of ev3 Inc, a Delaware corporation (the “Company”).  The holdings of Common Stock of WPEP reported in this Amendment includes certain shares of Common Stock which may be deemed to be beneficially owned by Warburg, Pincus Netherlands Equity Partners I, C.V. (“WPNEP I”) and Warburg, Pincus Netherlands Equity Partners III, C.V. (“WPNEP III” and, together with WPNEP I and WPEP, the “Investors”).  Unless otherwise indicated herein, each capitalized term used but not otherwise defined herein shall have the meaning ascribed to such term in the Original Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and restated in its entirety as set forth below:

On April 19, 2007 the Investors agreed to sell 6,000,000 shares of Common Stock (the “Firm Shares”) pursuant to the underwriting agreement by and among the Company, the Investors, Vertical Fund I, L.P., Vertical Fund II, Banc of America Securities LLC, Piper Jaffray & Co. and J.P. Morgan Securities Inc., as representatives of the several underwriters named in Schedule A thereto (the “Underwriting Agreement”). A copy of the form of Underwriting Agreement is attached hereto as Exhibit C.  The Investors expect to receive aggregate gross proceeds of $108,870,000 from the sale of the Firm Shares.

Pursuant to the Underwriting Agreement, the Investors also granted the Underwriters an option for up to 30 days to purchase an additional 1,312,500 shares of Common Stock held by the Investors solely to cover over-allotments in connection with the sale of the Firm Shares.

The Investors view themselves as investors in the Company. Accordingly, the Investors expect to monitor the market for the Company’s Common Stock to determine whether to continue to hold the Common Stock or whether to dispose of its remaining shares of the Issuer in an orderly manner in light of market conditions and subject to applicable legal and contractual restrictions.

Pursuant to agreements by and between the Investors and the representatives of the underwriters (the “Lock-up Agreements”), the Investors cannot, without the prior written consent of the representatives on behalf of the underwriters (which consent may be withheld in their sole discretion), directly or indirectly, sell, offer, contract or grant any option to sell (including, without limitation, any short sale), pledge (including margin stock), transfer, establish an open “put equivalent position” within the meaning of Rule 16a-1(h) under the Exchange Act, or otherwise dispose of or transfer, or commence the offering of, any shares of Common Stock; options or warrants to acquire shares of Common Stock, or securities exchangeable or exercisable for or convertible into shares of Common Stock currently or hereafter owned either of record or beneficially by the undersigned, or publicly announce an intention to do any of the foregoing.  The Lock-up Agreements are effective for a period commencing on the date of execution and continuing through the close of trading on the date 90 days after the date the Company filed the final prospectus with the SEC.  A copy of the form of Lock-up Agreement is attached hereto as Exhibit D.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as set forth below:

(a)   The Warburg Pincus Reporting Entities may be deemed to beneficially own an aggregate of 31,401,560 shares of Common Stock, representing 51.8% of the outstanding shares Common Stock, based on the 58,174,280 shares of Common Stock outstanding as of March 1, 2007, as represented by the Company in the final prospectus filed with the SEC.

(b)  Each of the Warburg Pincus Reporting Entities share the power to vote or to direct the vote and to dispose or direct the disposition of the 31,401,560 shares of Common Stock it may be deemed to beneficially own.

       The Warburg Pincus Reporting Entities are making this single, joint filing because they may be deemed to constitute a “person” or “group” within the meaning of Section 13(d)(3) of the Exchange Act.  The filing of this Amendment shall not be construed as an admission of such beneficial ownership or that the Warburg Pincus Reporting Entities constitute a person or group.  The agreement among the Warburg Pincus Reporting Entities to file jointly was filed as Exhibit A to the Original Schedule 13D.

(c)   Other than the transactions described in Item 4 of this Amendment no transactions in the Common Stock of the Company were effected during the past sixty days by the Warburg Pincus Reporting Entities or, to the best knowledge of the Warburg Pincus Reporting Entities, any of the persons set forth on Schedule I of the Original Schedule13D.

(d)  Not applicable.

(e)   Not applicable.

Item 7.	Material to Be Filed as Exhibits.
Item 7 of the Original Schedule 13D is hereby amended by adding Exhibit C and Exhibit D.

Exhibit	Description

C

Form of Underwriting Agreement by and among ev3 Inc., Warburg, Pincus Equity Partners, L.P. (together with its two affiliated partnerships, Warburg, Pincus Netherlands Equity Partners I, C.V. and Warburg, Pincus Netherlands Equity Partners III, C.V.), Vertical Fund I, L.P., Vertical Fund II, Banc of America Securities LLC, Piper Jaffray & Co. and J.P. Morgan Securities Inc. as representatives of the several Underwriters named in Schedule A thereto, incorporated by reference from ev3 Inc.’s registration statement on Form S-3/A filed with the SEC on April 19, 2007 (Commission File No. 333-141826).

D	Form of Lock-up Agreement by and among the Investors and the representatives of the several underwriters named therein.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 24, 2007	WARBURG, PINCUS EQUITY PARTNERS, L.P.

	By:	Warburg Pincus Partners, LLC, its
General Partner

	By:	Warburg Pincus & Co., its
Managing Member

	By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

Dated: April 24, 2007	WARBURG PINCUS PARTNERS, LLC

	By:	Warburg Pincus & Co. its
Managing Member

	By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

Dated: April 24, 2007	WARBURG PINCUS & CO.

	By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

Dated: April 24, 2007	WARBURG PINCUS LLC

	By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Managing Director

EXHIBIT INDEX

Exhibit	Description

C

Form of Underwriting Agreement by and among ev3 Inc., Warburg, Pincus Equity Partners, L.P. (together with its two affiliated partnerships, Warburg, Pincus Netherlands Equity Partners I, C.V. and Warburg, Pincus Netherlands Equity Partners III, C.V.), Vertical Fund I, L.P., Vertical Fund II, Banc of America Securities LLC, Piper Jaffray & Co. and J.P. Morgan Securities Inc. as representatives of the several Underwriters named in Schedule A thereto, incorporated by reference from ev3 Inc.’s registration statement on Form S-3/A filed with the SEC on April 19, 2007 (Commission File No. 333-141826).

D	Form of Lock-up Agreement by and among the Investors and the representatives of the several underwriters named therein.